December 15, 2009

Denis Duverne
Chief Financial Officer
AXA
25, avenue Matignon
75008 Paris, France

> **Re:** **AXA**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **Form 6-K, Filed March 27, 2009**
> **File No. 1-14410**
> **Response Letter Dated December 7, 2009**

Dear Mr. Duverne:

We refer you to our comment letter dated September 24, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jeffrey Riedler
Assistant Director
Division of Corporation Finance